UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

FVCBankcorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36120Q101

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36120Q101

1	Names of Reporting Persons Endeavour Capital Advisors Inc.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,337,153
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,337,153

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,337,153
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 7.5%
12	Type of Reporting Person (See Instructions) IA

CUSIP No. 36120Q101

1	Names of Reporting Persons Laurence M. Austin
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,337,153
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,337,153

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,337,153
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 7.5%
12	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 36120Q101

1	Names of Reporting Persons Mitchell J. Katz
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,337,153
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,337,153

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,337,153
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 7.5%
12	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 36120Q101

1	Names of Reporting Persons Jonah Marcus
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,337,153
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,337,153

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,337,153
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 7.5%
12	Type of Reporting Person (See Instructions) IN, HC

Item 1(a)	Name of Issuer:

FVCBankcorp, Inc. (the “Issuer”)

1(b)	Address of the Issuer’s Principal Executive Offices:

11325 Random Hills Road

Fairfax, Virginia 22030

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: (i) Endeavour Capital Advisors Inc. (“Endeavour”), (ii) Laurence M. Austin, (iii) Mitchell J. Katz and (iv) Jonah Marcus.

2(b)	Principal Business Address or, if none, Residence:

Endeavour Capital Advisors Inc.

410 Greenwich Avenue

Greenwich, CT 06830

2(c)	Citizenship of Person Filing:

Endeavour is a Delaware corporation and Messrs. Austin, Katz and Marcus are citizens of the United States of America.

2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

2(e)	CUSIP Number:

36120Q101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b) (1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

The information in items 1 and 5 through 11 on the cover pages (pp. 2-4) of this Schedule 13G is hereby incorporated by reference. The ownership percentages are based on 17,802,173 shares of common stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2023.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

ENDEAVOUR CAPITAL ADVISORS INC.*

By:	/s/ Glenn Hofsess
	Name:	Glenn Hofsess
	Title:	Chief Financial Officer

LAURENCE M. AUSTIN*

By:	/s/ Laurence M. Austin

MITCHELL J. KATZ*

By:	/s/ Mitchell J. Katz

JONAH MARCUS*

By:	/s/ Jonah Marcus

*

The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.